UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

           Commission File Number: 001-11638

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

             If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

United American Healthcare Corporation

Full Name of Registrant

N/A
Former Name if Applicable

303 East Wacker Drive, Suite 1200
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

    State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

United American Healthcare Corporation (the “Company”) is not in a position to file its Quarterly Report on Form 10-Q for the Company’s quarter ended March 31, 2012 (the “Form 10-Q”) with the U.S. Securities and Exchange Commission (the “SEC”), because the Company cannot complete the Form 10-Q in a timely manner without unreasonable effort or expense.

Based on work completed to date by the Company, it expects to file the Form 10-Q on or before May 21, 2012.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Robert Sullivan	(313)	393-4571
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☑  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☑  Yes    ☐  No – See narrative below

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Narrative:

    On January 1, 2012, Pulse Systems was in default of the Redemption Agreement.  As a result, the $0.83 million reduction from the amount outstanding at June 18, 2010 was reinstated.  In addition, 14% interest on the preferred amount began from the default date of January 1, 2012. The redeemable preferred units were recorded in the March 31, 2012 and June 30, 2011 consolidated balance sheets at a value of approximately $2.5 million and $1.6 million, respectively. The June 30, 2011 amount is net of the 12% discount.  The $0.9 million impact of the default of the Redemption Agreement will be reflected in the unaudited condensed consolidated statement of operations.

* * * * * * * * *

United American Healthcare Corporation
(Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

United American Healthcare Corporation
May 15, 2012	By: /s/ Robert Sullivan
Chief Financial Officer and Treasurer